(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2008

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Fronteer Development Group Inc. (the “Company”) as at March 31, 2008, and the related notes thereto. In addition, the following should be read in conjunction with the 2007 audited financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to the Company on file with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of May 13, 2008.

OVERVIEW

          The Company is a gold-focused exploration and development company committed to discovering and advancing big deposits with strong production potential. The company’s vision is to become a multi-billion-dollar, gold-growth Company advancing a pipeline of projects stretching from exploration through to production.

          The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; Long Canyon, a discovery defining an entirely new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont Mining Corporation (“Newmont”) may soon have the option of advancing to a production decision within 36 months. In Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer is also the founding and largest shareholder at 42.2% of Aurora Energy Resources Inc. (“Aurora”) a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

           The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

          Significant events for the three months ending March 31, 2008 through the date of this report are:

1.

Signing of a letter of intent with Newmont where Newmont may earn an initial 51% interest in Sandman by spending a minimum US$14 million on exploration and making a production decision supported by a bankable feasibility study, a commitment to fund and construct and, the undertaking to advance necessary permits within 36 months. Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

2.	Fronteer retains a 100% interest in the Northumberland Project and through the above mentioned Sandman deal will gains access to Newmont’s N2TEC flotation technology for Northumberland.

3.

The Nunatsiavut government in Labrador voted eight to seven in favour of implementing a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit lands. The amendment to the Labrador Inuit Lands Act, which takes effect immediately, also requires the issue to be revisited after March 31, 2011.

RESULTS OF OPERATIONS
MARCH 31, 2008 VS MARCH 31, 2007

          The Company’s net loss for the three months ended March 31, 2008 was $6,223,412 or $0.07 per share compared to a net loss of $1,142,677 or $0.02 for three months ended March 31, 2007. Contributing to the year-over-year differences was the recognition of increased operating expenses such as, stock-based compensation, wages and benefits, property investigation, office and general, and accounting and audit. Also the Company experienced increases in other expenses such as foreign exchange and changes in the fair value of financial instruments. Offsetting the above noted increases in operating expenses were the recognition of a gain on the sale of a long term investment and increased interest income on cash reserves.

          Stock-based compensation expense for the three months ended March 31, 2008 increased to $4,063,294 from $144,367 for the three months ended March 31, 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. For the three months ended March 31, 2007 no expense was recognized for options granted subsequent to January 1, 2007 as the stock option plan under which the options were granted was not approved until May 2, 2007 by the shareholders at the annual general meeting.

          Wages and benefits costs increased to $665,634 for the three months ended March 31, 2008, from $362,165 in the same period in the prior year due to an increase in the overall number of employees after the acquisition of NewWest Gold Corporation (“NewWest”) and a general increase in administrative salaries. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.

          Property investigation costs increased to $623,905 for the three months ended March 31, 2008 compared to $81,288 for the three months ended March 31, 2007. The Company is actively investigating new projects, primarily in Turkey and Nevada and has incurred costs exploring numerous properties in an attempt to identify new projects. The costs of this exploration are written off as property investigation costs until a specific property is acquired, or the right to acquire a property is obtained, after which exploration costs will be capitalized.

          Due to unsatisfactory exploration results, the Company decided to discontinue any exploration work on its Samli property in Turkey. Accordingly, the Company wrote-off all deferred exploration costs for this project, which totaled $294,856.

          Office and general expenses for the three months ended March 31, 2008 were $223,357 as compared to $101,415 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest.

          Accounting and audit fees increased to $212,831 for the three months ended March 31, 2008 from $11,215 for the three months ended March 31, 2007, primarily of increased costs to become SOX 404 compliant, fees paid to consultants to assist the Company with new accounting requirements in the U.S. and the increased accounting complexity of the Company’s operations.

          Listing and filing fees increased from $133,655 for the three months ended March 31, 2007 to $173,721 for the three months ended March 31, 2008 as a result of increased Toronto Stock Exchange (“TSX”) and Amex annual listing fees.

       Investor relations, promotion and advertising expenses decreased to $145,350 for the three months ended March 31, 2008 as compared to $286,339 for the three months ended March 31, 2007. The decrease was primarily attributable to decreased annual report costs for 2008 as compared to 2007. Also the Company incurred fewer expenditures for printing and presentation materials for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007.

          During the three months ended March 31, 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), for net proceeds of $5,295,450 resulting in a realized gain of $1,768,235. The Company continues to hold 1,000,000 share purchase warrants exercisable at price of $1.25 per share.

          Interest and other income increased to $936,803 for the three months ended March 31, 2008, compared to $522,015, for the same period in the prior year. The change is attributed to an increased overall cash balance in 2008 as compared to 2007, offset somewhat by lower interest rates realized in 2008 than the same period in 2007.

          The Company recognized a dilution gain of $26,765 for the three months ended March 31, 2008 as compared to a dilution gain of $498,787 for the three months ended March 31, 2007. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora.

          The Company recognized a mark-to-market loss on its derivative financial instruments of $171,421 for the three months ended March 31, 2008, as compared to a mark-to-market gain of $653,421 for the three months ended March 31, 2007. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. These warrants expire in May 2008 and if unexercised before May 2008, will result in additional losses realized.

          The Company also realized its share of the operating loss of Aurora for the three months ended March 31, 2008 which totaled $405,547 as compared to $1,391,989 for the three months ended March 31, 2007. The decrease is attributable to the Company’s decreased ownership of Aurora from 46.9% at March 31, 2007 to 42.3% at March 31, 2008 and decreased net loss period over period. Aurora’s decrease in net loss period over period is mainly due to increased interest income and less stock-based compensation expensed recognized period over period.

          Due primarily to a stronger US dollar as compared to December 31, 2007, the Company realized an approximate $1,600,000 foreign exchange loss on the translation of a US dollar future income tax liability.

          Total assets at March 31, 2008, decreased to $419,648,592 from $426,437,437 at December 31, 2007, primarily as a result of cash used in operating activities of $2,481,501 and the decrease in investments as a result of the sale of the Company’s investment in Latin American Minerals Inc. For the three months ended March 31, 2008, the company realized cash inflows from the exercise of options of $97,800, offset by cash exploration expenditures of $1,693,286.

          The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

SIGNIFICANT EXPLORATION PROJECTS

          Exploration and acquisition expenditures, net of recoveries but including stock based compensation, for the three months ended March 31, 2008 and 2007 totaled $305,093 and $205,392 in Turkey (including costs added to Investment in Turkish Properties), and $75,085 and $108,548 in the Yukon, Canada, respectively. The Company has also expended $2,830,107 on its properties in Nevada, USA for the three months ended March 31, 2008. The properties in the USA were acquired with the purchase of NewWest Gold Corporation in September 2007, and thus there are no expenditures for the corresponding three months ended March 31, 2007.

The Northumberland Property

          The Northumberland Property, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Northumberland Property is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company. The fee lands include two blocks, the upper site (the “Upper Site”) and lower site (the “Lower Site”). All resource and identified mineral deposits are located at the Upper Site. Some of the processing and other mining infrastructure from historical mining operations is located at the Lower Site. The Northumberland deposit was the most significant asset acquired as a result of the NewWest acquisition and is one of the largest undeveloped Carlin style deposits in Nevada.

          The potential to find additional gold resources at Northumberland is considered by the Company to be excellent, both within the deposit area and other portions of the large property holdings. The possibility of high-grade gold mineralization within structurally controlled zones in the core areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in the general area of the deposits in geologic settings similar to the known deposits.

          In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman letter of intent (“LOI”)). The Company regained 100% control of Northumberland, while gaining access to Newmont’s proprietary flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately $8,700,000 exploring Northumberland.

          The holding costs for the properties at Northumberland, include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”), plus related filing and recording fees, applicable to unpatented mining claims total US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a 4% NSR from minerals produced from the claims. These claims are located outside of the known resource area. A small portion of the area on which the Northumberland Property deposits are currently located is subject to an NSR royalty of 1% payable to a third party lessors.

          The Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to test for initial high-grade feeders to the defined deposits, expand the existing near surface oxide resources and drill for new deposits at defined and newly generated district targets. For the three months ended March 31, 2008 the Company has incurred costs of $435,496 on the Northumberland property including $202,121 of stock-based compensation.

          A new resource estimate for the Northumberland Property is expected by the end of May, 2008. A digital geology interpretation has been prepared and an analysis of the existing Newmont data has been completed in preparation for grade modeling. Details of the current NI43-101 resource estimate for the Northumberland Property is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

          Planning for the 2008 Drill Program began in March. To that end, two diamond drills will be on the property and are expected to begin turning by mid May. Additional drills may be added as the field season progresses and results are returned. Work is also in progress to transfer the existing Reclamation Permits and Plans of Operation from Newmont to the Company. The Company has also begun gathering data for a preliminary underground mine design and mining costs.

Sandman Property

          The Sandman Property is an advanced exploration project with drill delineated gold mineralization. The property holds four partially defined gold deposits that are near surface and potentially both mineable by open pit methods and leachable. In addition, there are numerous additional exploration targets. The mineralization (which includes very high grades locally) is oxidized and near surface. Drilling programs since 2004 have expanded the existing deposits laterally and at depth. Recent drill results include thick continuous zones of mineralization and numerous holes with multiple zones of mineralization. The Sandman Property will be undergoing active drill programs to expand the size of known deposits and to define new mineralized zones.

          Sandman is located approximately 13 miles west of the town of Winnemucca, Nevada, and consists of 588 unpatented lode mining claims owned by the Company and approximately 6,700 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,000 acres.

          The annual payments required to the BLM and county for Sandman and the nearby 10-mile Property total approximately US$96,399, which includes an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile Property, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. As a result of the Sandman Letter of Intent (“LOI”), these lease payments and annual BLM and county fees will be paid by Newmont during the term of the LOI. Sandman is also subject to NSR’s on several of its mineral claims ranging from 1% to 6%.

          During the three months ended March 31, 2008, the Company and Newmont signed a LOI whereby Newmont may earn an initial 51% interest in Sandman within 36 months by contributing mineral interests to the joint-venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development Newmont will be allowed to credit against this Phase 2 earn-in obligation 60% of its actual expenditures to date at Northumberland, of approximately US$5 million. Thereafter, the parties will fund the joint venture in accordance with their participating interests; provided; however, that Newmont shall have the right to recover the remaining 40% of its Northumberland expenditures (approximately US$3.75 million) from the net proceeds of the joint venture. Provided that Newmont has completed Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Work continues to finalize a formal joint venture agreement. Newmont has begun planning its 2008 field season to meet the ongoing requirements under the LOI.

          The Company retains a 2% Net Smelter Royalty (“NSR”) on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for its 40% of development costs.

          During the quarter, the Company incurred costs totaling $877,720 at Sandman, including $104,315 in stock based compensation. Due to the LOI with Newmont, all field operations at the Sandman were brought to conclusion in February. During the quarter a total of seven reverse circulation (“RC”) holes were completed totalling of 727 metres. In addition four core holes were completed totalling696 metres. Five step-out RC holes were completed at the North Hill deposit totalling399 metres. One exploration hole, FR08-1, was completed to a depth of 152 metres at the Frosty Anomaly, which is located to the west of Silica Ridge. Assay results are currently being compiled.

          A small gravity survey was completed in February over the West Windmill area of the property.

          Details of the current NI43-101 resource estimate for the Sandman Property is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

Long Canyon Property

          The Long Canyon Property, located in the Pequop Range, defines Nevada’s newest gold trend. It is the most significant of what is referred to by the Company as the Eastern Great Basin Projects (“EGB”). The EGB properties consist of an extensive area of mineral rights across a broad region, and include Long Canyon and three other gold exploration projects.

          The EGB Projects properties are located in northeastern Nevada, USA and northwestern Utah, USA and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,000 acres of unpatented claims held by virtue of a joint venture with AuEx Ventures, Inc. (“AuEx”) for the Long Canyon Property.

          In 2006, NewWest entered into a joint venture agreement for the Long Canyon Property with AuEx whereby the two parties combined their land positions in the Long Canyon area for an initial interest of 51% for NewWest. During Phase I of the project, NewWest is obligated, in order to retain the same interest, to spend $5 million of exploration expenditures within a five year period. As at December 31, 2007, the Company has spent approximately US$2,448,000 against this earn-in obligation. After completion of Phase I, NewWest may elect to complete a feasibility study, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the project to 35%.

          The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433. A final lease requires payments at an annual cost of $4,000 until 2016. The annual holding costs payable to the BLM and various counties for the EGB Projects total US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUK/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

          Plans for 2008 include an aggressive US$3,200,000 drilling program on the Long Canyon deposit, to extend the deposit along strike to the northeast, southwest, and down dip, with a goal of producing a 43-101 resource by year-end. The budget allows for 47 reverse-circulation and 28 core holes totalling 11,674 meters of drilling and is currently underway. Additional geophysical, geochemical and geological work will be conducted to further characterize and understand the gold system at Long Canyon and to develop and test new district targets. This expenditure should take the Company to its earn-in of 51% on the property.

          For the first quarter of 2008, the Company has incurred costs totalling $403,411 at Long Canyon, including $138,540 in stock based compensation. Work completed during the quarter included the compilation of the results of the 2007 drill program and preparation for 2008 field work. In addition, the Company continues to work on environmental assessment requirements of the BLM. To date the BLM has not yet approved the Company’s final Plan of Operations for the southwest portion of the mineralized trend, meaning the Company can not yet drill this area until approval is received. In addition, the Company is addressing concerns from the City of West Wendover, Nevada, and the BLM to ensure the proposed Plan of Operations does not interfere with the drinking water source for the city. To date, drilling conducted at Long Canyon by the Company has never intersected ground water. Drilling started at Long Canyon by mid May on the northeast section of the property. One RC hole has been completed as of the date of this report, with drill results pending. Drilling on the southwest portion of the property may be delayed several months as the Company will be required to complete various environmental studies as may be required by the BLM. Discussions with the BLM are continuing. If the BLM does not issue a permit for the southwest portion of the property in a timely manner, the Company may have to alter its drilling plans and budget for the project for 2008.

          Additional plans for 2008 also include district-scale exploration throughout the remaining land holdings within the EGB with a goal of making new discoveries. The Company has also acquired additional ground through staking in and around the TUG/ KB projects and plans to acquire and stake new ground to secure any targets identified through regional exploration being conducted in the area.

Zaca Property

          The Zaca Property, owned 100% by the Company, contains a large hydrothermal mineral system, a well defined gold-silver resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Property includes the Zaca deposit and several exploration targets.

          The Zaca Property is located in Alpine County, California, USA approximately 70 miles south of Reno, Nevada and approximately 15 miles west from the Nevada border. The Zaca Property consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Property as the assignee of a lease agreement.

          The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre-date NewWest’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company's leasehold interest in the property. To date, no liability has been recorded in the Company’s financial statements

          There is a 5% NSR payable to arm’s length parties on certain of the Sandman claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Property is approximately US$22,853.

          During the quarter, the Company incurred minimal expenditures at Zaca. The Company currently has minimal plans for the Zaca Property for 2008.

          Details of the current NI43-101 resource estimate for the Zaca Property is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

Carlin-Cortez Trends Projects

          The Carlin-Cortez Trends properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend, including Antelope Creek, Old Timers and Rimrock.

          The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. On approximately 1% of this land position, the Company owns only 3/8ths of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.

          The holding costs for the Carlin-Cortez Trends Project include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.

          Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Project, 82 are subject to a 0.5% NSR royalty, and 42 are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

          The Company has a cash exploration budget of approximately US$1,100,000 in 2008, including a combination of 2600 metres of core and 800 metres of RC drilling to test targets at the Goldsage and SW Antelope Creek targets. At Goldsage, 2 deep holes are planned to test for high-grade, lower plate hosted Carlin-style mineralization associated with known, drilled, upper plate mineralization, and a regional magnetic low. At SW Antelope Creek, 1 core hole is planned to test for epithermal, Midas-type mineralization hosted in Tertiary volcanics associated with surface geochemical anomalies and alteration. For the three months ended March 31, 2008, the Company has incurred expenditures of $943,615 on the Carlin-Cortez Trends Projects, including $47,030 of stock based compensation expense, primarily at SW Antelope creek.

          During the quarter the Company commenced drilling the core hole on the SW Antelope Creek Target. No assays have yet been received from this program.

Turkey

          In 2007, Teck Cominco’s Turkish subsidiary (“TCAM”) notified the Company that it had completed its earn back expenditures on the Kirazli, Agi Dagi and Halilaga Projects. TCAM and Fronteer currently operate each of the projects as a 60% / 40% joint venture.

          The Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively. Agi Dagi is also subject to a 2% NSR owing to an arm’s length party.

          TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2012, and arranging project financing. TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property, in exchange for TCAM solely funding a US$3,000,000 exploration program at Halilaga in 2008.

          The Company now holds its investment in the Agi Dagi, Kirazli and Halilaga Projects through a 40% ownership interest in three separate Turkish subsidiaries of TCAM. These investments are now accounted for using the equity method.

          An exploration program totaling approximately US$1,559,000 has been proposed by TCAM for 2008, to include field work and environmental studies at Agi Dagi and 2,500 metres of drilling at Kirazli.

          The joint venture companies controlled by TCAM have sufficient cash resources to fund all but approximately US$454,000 of the planned expenditures in 2008. The Company will therefore be required to contribute approximately US$181,600 to the Kirazli joint venture in 2008, or suffer dilution.

          TCAM has experienced delays in converting some of the Kirazli and Halilaga exploration licenses to operation licenses. This is an issue experienced by all mining companies in Turkey as the Turkish government addresses environmental concerns through possible new legislation. In addition, the government has stopped issuing forestry permits to cut trees which are required during road building as new legislation is developed. As a result of these issues, the Company believes drilling may be delayed from 3 to 6 months at Kirazli and the Kestane Target at Halilaga. Currently, TCAM is planning on drilling the large and untested Bakirlik Tepe geochemical/geophysical Target at Halilaga in mid May 2008, which falls on a valid exploration license, approximately 4 kilometres southeast of the Kestane Target. All necessary forestry permits are in place to complete up to 6,000 metres of drilling from 30 sites at the Bakirlik Tepe Target.

          The Company and TCAM have re-negotiated their working relationship within the existing Area of Interest (“AOI”) as outlined in the original Biga MOU. The new agreement which will see costs shared on a 60% TCAM, 40% Fronteer basis going forward on new properties, through November 2008, after the

Company funds the first $100,000 of expenditure (funds spent). TCAM will manage the regional exploration program within the AOI. Both parties are jointly funding an airborne geophysical survey over the AOI that was recently completed, with results now being analyzed. Any new properties identified from this survey for acquisition, if acquired, will immediately be subject to a 60% TCAM 40% Fronteer joint venture. This agreement will expire November 30, 2008, after which both parties are free to explore within the AOI with no obligation to the other party for any additional properties identified and acquired post November 30, 2008.

          With the TCAM assuming majority ownership of the Agi Dagi, Kirazli and Halilaga properties, the Company has focused its attention on a regional exploration program in Turkey outside of the AOI, while jointly exploring the AOI with TCAM. The Company is conducting sampling and geological mapping and has flown an airborne geophysical survey, as a tool in identifying new properties for acquisition. In addition, the Company is inspecting third party properties that are available for joint-venture or option.

          As a result of this work, the Company identified a new property called Ispir, located in the Pontide Mountains, near the Black Sea, which was acquired by auction at a cost of approximately $108,000. Ispir will be explored in the second quarter of 2008.

          The Company has written-off all exploration costs incurred on the Samli property. Due to poor drill results the company has ceased all exploration activity on the Samli property.

          Details of the current NI43-101 resource estimates for the Agi Dagi and Kirazli Projects is available in the Company’s Annual Information Form for 2007, available at www.sedar.com.

Investment in Aurora Energy Resources Inc. – 42.2% (as at May 13, 2008)

          The Company currently owns approximately 42.2% of Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador, Canada (“CMB Uranium Property”).

          Aurora announced an updated National Instrument 43-101 compliant resource estimate for its deposits in February 2008. The following table summarizes the Classified Mineral Resources of the Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear deposits1:

			Underground*			Open Pit*		Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	MEASURED & INDICATED	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000
JACQUES
LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	MEASURED & INDICATED	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000

____________________________________________________
1 Christopher Lee, P. Geo, Chief Geoscientist for Aurora, is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. For further details please see the technical report titled “An Update On The Exploration Activities Of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada, During The Period January 1, 2007 To December 31, 2007, Part II - CMB Mineral Resources” available on Sedar at www.sedar.com.

NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000

TOTAL	MEASURED & INDICATED	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000

MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES
LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000

TOTAL	INFERRED	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

* Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analyses.

          The 2007 Phase II drilling program came to a close on March 14th, 2008 with the completion of 12,132 metres of drilling in 28 completed holes and 4 partial holes. This included 8,185 metres of drilling in 21 completed holes and 2 partial holes at the Michelin deposit and 3,947 metres of drilling in 7 completed holes and 2 partial holes at the Jacques Lake deposit. 632 metres of geotechnical drilling were also carried out in 5 completed holes at Michelin.

          Initial assay results have now been received from the Michelin portion of the recent drilling campaign and are summarized in a new release by Aurora dated April 22nd, 2008. The remainder of the Michelin drill results and those from Jacques Lake are currently pending.

          In addition to the completion of the 2007 Phase II drilling program, Aurora has also been engaged in ongoing engineering, metallurgical, and environmental work currently being conducted by a consortium of engineering and environmental consultants, managed by Micon International Ltd. and including SNC Lavalin, SGS Lakefield, Golder Associates, Senes Consultants and Sikumiut Environmental Management Ltd. and Minaskuat Limited Partnership, Inuit and Innu affiliated companies. A field component of this work was carried out during the recent winter drill program and included the aforementioned geotechnical drilling at the Michelin deposit, geochemical sampling of historic drill core from the Jacques Lake deposit, bathymetric surveys of six lakes in the project area, snow pack studies, and ongoing weather data collection.

          Results to date from the exploration programs on the CMB Property have now resulted in a significant expansion of uranium resources which now include 43-101 compliant resources at the Michelin, Jacques Lake, Inda, Gear, Nash and Rainbow deposits, as well as, promising targets along the Aurora Corridor, including the Gayle, Burnt Brook, and Kathi deposits. All demonstrate the excellent prospectivity of the district.

          Based on these results, the 43-101 technical report of April 7th, 2008 reaffirmed the recommendations of the 43-101 report dated November 20th, 2007, and recommended a Phase III Exploration Program with a portion of the exploration efforts focused on expanding the existing resources at Michelin and Jacques Lake, both of which remain incompletely tested, and another substantial portion dedicated to further delineation and testing of the additional deposits and prospects listed above. Budget for the proposed Phase III Exploration Program was $44,000,000.

           In March 2008, the Nunatsiavut Government held discussions on a motion to consider a proposed three-year moratorium on uranium mining and milling on Labrador Inuit Lands in coastal Labrador. On April 8, 2009, the Nunatsiavut Government voted eight to seven in favour of implementing the three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. The amendment to the Labrador Inuit Lands Act, which takes effect immediately, also requires the issue to be revisited after March 31, 2011. During this three year period the Nunatsiavut government will place focus on establishing a lands administration system, developing an Environmental Assessment Act and environmental protection legislation. There can be no certainty that the Nunatsiavut government will lift this moratorium after the three year period has expired. See Risks and Uncertainties – Permits in the management Discussion and Analysis for the year ended December 31, 2007 and risk disclosures in the Company’s Annual Information Form for the year ended December 31, 2007, both available on Sedar at www.sedar.com.

          Aurora is currently re-evaluating its exploration and development program for 2008 in light of the above moratorium decision by the Nunatsiavut government.

          In May 2008, the Nunatsiavut government elected a new president, Jim Lyall, who campaigned on the principles of respect and concern for environmental protection, responsible resource development, accountability and transparency, and a strong focus on open communications in Nunatsiavut communities.

          Further details about the assets, liabilities and results of operations of Aurora can be found in the Management Discussion and Analysis and annual audited financial statements as filed by Aurora and available on Sedar at www.sedar.com under the profile of Aurora Energy Resources Inc.

Yukon, Canada

          In January 2006, the Company (80%) and Rimfire Minerals Corporation (“Rimfire”) (20%) acquired a 100% interest in mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The original vendors retain a 2% NSR. In addition, the Company has staked additional claims in the area

          During the three months ended March 31, 2008, the Company incurred costs totalling $75,085 to finalize the assessment and 43-101 reporting on the 2007 drill program and recovered $13,048 from Rimfire, which represents Rimfire’s proportionate share of the costs incurred.

          The Company and Rimfire are currently assessing the next step for the properties in 2008. No formal budget has yet been proposed at this time, as the Company is focusing on its newly acquired Nevada assets.

Health Safety and Environment

          The Company places a great emphasis on providing a safe and secure working environment for all of its employees and protecting the environment. During the quarter, there were no lost time accidents or significant environmental incidents at any of the Company’s operations.

SUMMARY OF QUARTERLY RESULTS (unaudited)

          The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Mar 2008	Dec 2007	Sept 2007	June 2007
Income (loss) before discontinued operations	$(6,223,412)	$34,873,816	$(3,868,201)	$(9,488,197)
Basic earnings (loss) per share before discontinued operations	$(0.07)	$0.51	$(0.06)	$(0.14)
Diluted earnings (loss) per share before discontinued operations	$(0.07)	$0.50	$(0.06)	$(0.14)
Net earnings (loss) for the period	$(6,223,412)	$34,873,816	$(3,868,201)	$(9,488,197)
Basic earnings (loss) per share for the period	$(0.07)	$0.51	$(0.06)	$(0.14)
Diluted earnings (loss) per share for the period	$(0.07)	$0.50	$(0.06)	$(0.14)

	Mar 2007	Dec 2006	Sept 2006	June 2006
Income (loss) before discontinued operations	$(1,142,677)	$7,389,922	$(585,003)	$(1,811,489)
Basic earnings (loss) per share before discontinued operations	$(0.02)	$0.11	$(0.01)	$(0.03)
Diluted earnings (loss) per share before discontinued operations	$(0.02)	$0.11	$(0.01)	$(0.03)
Net income (loss) for the period	$(1,142,677)	$7,389,922	$(585,003)	$(1,811,489)
Basic earnings (loss) per share for the period	$(0.02)	$0.11	$(0.01)	$(0.03)
Diluted earnings (loss) per share for the period	$(0.02)	$0.11	$(0.01)	$(0.03)

          For the three months ended March 31, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $4,063,294. The Company also recognized a foreign exchange loss of $1,621,421, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a gain on sale of its investment in LAT of $1,768,235.

          For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.

          For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.

          For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.

          For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

          For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

          For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

          For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792.

LIQUIDITY

          The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

          The Company had the following contractual obligations as at March 31, 2008:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases / Agreements	$2,470,392	$578,188	$1,504,893	$387,311	--
Other Long Term Obligations(1)	$772,851	--	$772,851	--	--

(1)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.

          The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment

          At March 31, 2008, the Company had cash on its balance sheet of $98,523,118 and working capital of $98,463,531 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $516,216 and $1,560,474, respectively, is primarily due to sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $1,693,286, the placement of additional reclamation bonds of $697,208, and cash used in operations for the quarter of $2,481,501.

          At May 13, 2008, the Company has cash and cash equivalents of $96,000,000 on it balance sheet. The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2008 and beyond but should the Company make additional acquisitions as was discussed in the planned use of proceeds for its last two financings, the Company may need to raise additional funds depending upon the size of the acquisition and the form of the consideration to be paid. For a discussion of the Company’s risk exposure and risk management please see the section titled ‘Financial Instruments’.

ENVIRONMENTAL MATTERS

          The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

          The Company has recorded a liability totaling $1,282,493, primarily for its reclamation obligation with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $2,541,246, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.

          The significant remaining environmental risks associated with the Company’s exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.

          The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

           The Regulation Branch has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the quality of Nevada's water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

          The Closure Branch also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

          The Reclamation Branch regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

          In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

          The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company's assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

CAPITAL RESOURCES

          The Company at March 31, 2008, has 6,782,967 stock options outstanding which could, depending upon the Company’s share price, potentially bring an additional $47,421,012 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

          The Company has no minimum exploration expenditures on any of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

          The Company has approximately $2,500,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

          The Company has no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

          For the three months ended March 31, 2008, the Company invoiced Aurora $485,275 for its share of office costs, employee wages and benefits. At March 31, 2008, the Company had a receivable due from Aurora of $485,275 relating to these expenditures.

          In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

PROPOSED TRANSACTIONS

          As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

DISCLOSURE CONTROLS AND PROCEDURES

          During the quarter ended March 31, 2008, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

          The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

          There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

          The Company acquired NewWest on September 24, 2007. The Company has not yet performed an assessment of the internal controls on NewWest but plans to do so by December 31, 2008.

LIMITATIONS OF CONTROLS AND PROCEDURES

          The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

          Subsequent to March 31, 2008, and up to May 13, 2008, the Company granted 150,000 options at exercise prices ranging from $5.02 to $5.15 exercisable for a period of five years.

CRITICAL ACCOUNTING ESTIMATES

          The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

          Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

          Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests does not believe the remaining assets have suffered any impairment. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

          The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation have been estimated and have been accrued as a liability in the financial statements.

          Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

          Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance.

b)

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. It increases the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

          The required disclosures for these new accounting policies are discussed under Financial Instruments, below.

FINANCIAL INSTRUMENTS

          Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes - 18 -

to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

          The Company's accounts receivable are primarily related to input tax credits or value added taxes receivable and receivables from Aurora. The Company performs ongoing evaluation of its receivables from Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

          The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

          The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

          The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

          The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset based commercial paper (“ABCP”).

Liquidity Risk

          The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term requirements. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.

Market Risk

          The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign exchange risk

          The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar, Turkish Lira and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

          Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at March 31, 2008
	10% increase in	10% decrease in
	US dollar	US dollar
(Increase) decrease in net loss and
comprehensive loss	$250,671	$(227,883)

Interest rate risk

          The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Commodity price risk

          The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other precious minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

          Gold, uranium, copper and other precious mineral prices historically have fluctuated wisely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

          The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value. The carrying value less impairment provision, if necessary, of trade receivables and payables approximate their fair values.

          The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

          The Company’s financial liabilities are not exposed to interest rate risk.

          The Company is also subject to market risk on its long term investments. These investments are marked to market periodically. The change in value of these investments, which if classified as held for trading have gains or losses charged to net income in the period.

NEW ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”)

          In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

RISKS AND UNCERTAINTIES

          The principal activity of the Company is mineral exploration which is inherently risky. There is intensive government legislation, including from state, provincial, federal, municipal and aboriginal governments, surrounding the exploration for and production of minerals from our and any mining operations. Exploration and development is also capital intensive and the Company currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore constitute one of the main assets of the Company. The Company is also subject to risk from investments under significant, but not total influence. The results of operations of these types of entities could vary significantly because of risks related to these entities which the Company does not have control.

Title

          Title to mineral properties, as well as the location of boundaries on the grounds may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mining development. At some of its properties, the Company owns or holds a leasehold interest in the mineral estate. At all of such properties where there are current or planned exploration activities, the Company believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities. The owners of the surface estate of those properties under some circumstances may seek to interfere with or delay the Company’s activities, either through objecting to those activities or by seeking compensation from the Company for its use of the surface. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to its properties will not be challenged or impaired.

          Successful challenges to the title of the Company’s properties could impair the development of operations on those properties.

          The Company's properties include unpatented mining claims; patented mining claims and mill sites; mineral rights on private lands and leasehold interests in unpatented mining claims, patented mining claims and mill sites, private lands and state lands. Approximately 90% of the Company’s lands are private lands, and approximately 10% of the Company's properties are unpatented mining claims located on public lands owned and administrated by the U.S. government. A valid unpatented mining claim is an interest in real property that can be bought, sold, mortgaged, devised, leased and taxed, but it is always subject to the paramount title of the U.S. and the rights of third parties to use the surface of the claim in a manner that does not unreasonably interfere with the claimant's activities. Unpatented mining claims are mining claims located and staked on available federal public domain land in accordance with the U.S. General Mining Law of 1872, with dimensions not to exceed 600 feet by 1500 feet for lode claims (which constitute the great majority of the Company's unpatented mining claims), or 20 acres for placer claims. The process of locating an unpatented mining claim is initiated by the locator. Unpatented mining claims can be staked without any invitation from or grant by the federal government or any state government. A valid unpatented mining claim must include a discovery of valuable minerals. Prior to discovery, however, a mining claimant has a possessory right to conduct mineral exploration and development activities on the claim. The locator of a valid unpatented mining claim has the right to explore for, develop and mine minerals discovered on the claim, subject to compliance with the annual maintenance requirements of the U.S. Federal Land Policy and Management Act of 1976 which currently requires timely payment of an annual maintenance fee of $125 in order to maintain an unpatented mining claim.

          Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than private real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims and related rights, such as rights to use the surface, are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

           In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law, as well as comprehensive reform legislation. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

          The Company’s properties may also be near or surround population centres, particularly Sandman and some of the Turkish properties. There can be no certainty that local authorities will not approve of various developments that could make it more difficult to develop a mining project in the future.

Permits and Licenses

          Although the Company either currently holds or has applied for all consents which it requires in order to carry out its current drilling programs, the Company cannot be certain that it will receive the necessary permits and licenses on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could adversely affect the operations of the Company. Government approvals and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. See further discussion about the status of various Permits and Licenses under the “Significant Exploration Projects” section above.

          For a further discussion of the risks inherent in the Company see the “Risks and Uncertainties” section of the Management’s Discussion and Analysis for the year ended December 31, 2007 and the section titled “Risk Factors” contained in the Company’s Annual Information Form available on Sedar at www.sedar.com.

OUTSTANDING SHARES

          The following table outlines the common shares outstanding subsequent to the quarter end to May 13, 2008:

Number of
common shares
Balance, March 31, 2008	83,206,050
Shares issued on exercise of options	-
Balance, May 13, 2008	83,206,050

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2007 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

          Readers should refer to the annual information form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

          Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

          The Company plans to continue to discover and advance gold deposits with strong production potential located in mining-friendly jurisdictions.

          The Company’s 2008 global work program is expected to generate ongoing news flow throughout the year as drill results, resource estimates and other developments building project-value are known.

          The Company believes Nevada to be its key platform for building significant growth and value. The Company believes there is strong potential for further discovery and resource expansion and future production potential on its new projects acquired through the acquisition of NewWest Gold Corp. in 2007. As part of an LOI agreement, the Company will be exposed to $14,000,000 in exploration as Newmont advances the Sandman project to a production decision within 36 months.

          Among its key Nevada projects, the Company has an exploration budget of approximately US$3,800,000 for Northumberland in 2008, with plans to drill for high-grade feeders to the defined deposits, and drill for new deposits at newly generated district targets. The Company plans to complete an upgraded Northumberland resource update, comprising over two years of additional drilling since the last calculation. The Company also plans a US$3,200,000 drilling program at Long Canyon to extend the deposit along strike with a goal of producing a 43-101 resource by year-end.

          Fronteer will also continue to benefit from its joint-venture agreements and equity interests in Turkey. The Company will further develop its Agi Dagi and Kirazli gold projects together with TCAM, on a 40%/60% basis. By year-end, TCAM will have solely fund a US$3,000,000 exploration and development program at Halilaga at which time TCAM must make an earn-back election whether to earn-back an additional 10% interest. Upon electing to earn-back an additional 10% interest in Halilaga, TCAM would be required to complete a final feasibility study within four years of meeting the earn-back expenditure commitment. TCAM would also be required to arrange project financing.

          The Company’s equity interest in Aurora provides our shareholders with important exposure to one of the best uranium development opportunities in the world today. Aurora is planning to increase the value of its Michelin and Jacques Lake deposits by converting resource pounds from the inferred to indicated category through in-fill drilling.

          With cash and cash equivalents of approximately $96,000,000 on its balance sheet (at May 13, 2008) and gold prices on the uptrend, the company believes it is well positioned to grow through additional discovery success on its existing properties and with a dedicated staff, will continue to seek new projects or companies for acquisition or merger.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary

May 13, 2008